CACI International Inc

1100 North Glebe Road

Arlington, Virginia 22201

January 17, 2012

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	CACI International, Inc. Form 10-K for the Fiscal Year Ended June 30, 2011 Filed August 29, 2011 Form 10-Q for the Quarterly Period Ended September 30, 2011 Filed November 7, 2011 File No. 001-31400

Dear Mr. Krikorian:

We have received your January 9, 2012 letter regarding the above referenced matter. CACI will provide its response no later than February 15, 2012.

Sincerely,

/s/ Spiro Fotopoulos
Spiro Fotopoulos Vice President, Deputy General Counsel